

December 14, 2010

Mr. Michael Kishbauch
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

Re: Achillion Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 001-33095

Dear Mr. Kishbauch:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 1. Business
Intellectual Property, page 17

1. Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material internally-developed and in-licensed patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2. Please tell us why you recognize expenses reimbursed to Gilead as reductions to revenues. In your response, provide an analysis of how your accounting policy complies with ASC 808-10-45.

14. Other License and Research and Development Agreements, page F-24

    3. Please disclose the aggregate amount of milestone payments you may become obligated to upon achievement of product development milestones for anti-viral products in the notes and your contractual obligations table.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                 Sincerely,

                                 Jim B. Rosenberg
                                 Senior Assistant Chief Accountant